Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue)
35th Floor
New York, NY 10019

March 20, 2015

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)

File Nos.: 333-150525 and 811-22201

Dear Sir or Madam:

On behalf of Direxion Shares ETF Trust (the “Trust”), please find filed herewith Post-Effective Amendment No. 125 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 127 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 125 is being filed for the purpose of adding the new series shown under Appendix A below.

Pursuant to Rule 485(a)(2) of the 1933 Act, the Trust anticipates that this filing shall become effective 75 days after filing. At or before the 75-day effective date, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Eric S. Purple of K&L Gates at (202) 778-9220.

Sincerely,

/s/ Angela Brickl
Angela Brickl
Chief Compliance Officer
Rafferty Asset Management, LLC

Appendix A

3X BULL FUNDS	3X BEAR FUNDS
Direxion Daily Currency Hedged MSCI EAFE Bull 3X Shares	Direxion Daily Currency Hedged MSCI EAFE Bear 3X Shares

Direxion Daily Currency Hedged MSCI Emerging Markets Bull 3X Shares	Direxion Daily Currency Hedged MSCI Emerging Markets Bear 3X Shares

Direxion Daily Currency Hedged MSCI Europe Bull 3X Shares	Direxion Daily Currency Hedged MSCI Europe Bear 3X Shares

Direxion Daily Currency Hedged MSCI Japan Bull 3X Shares	Direxion Daily Currency Hedged MSCI Japan Bear 3X Shares

2X BULL FUNDS	2X BEAR FUNDS
Direxion Daily Currency Hedged MSCI EAFE Bull 2X Shares	Direxion Daily Currency Hedged MSCI EAFE Bear 2X Shares

Direxion Daily Currency Hedged MSCI Emerging Markets Bull 2X Shares	Direxion Daily Currency Hedged MSCI Emerging Markets Bear 2X Shares

Direxion Daily Currency Hedged MSCI Europe Bull 2X Shares	Direxion Daily Currency Hedged MSCI Europe Bear 2X Shares

Direxion Daily Currency Hedged MSCI Japan Bull 2X Shares	Direxion Daily Currency Hedged MSCI Japan Bear 2X Shares